FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 2011

Commission File Number: 1-14493

VIVO PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

VIVO Holding Company
(Translation of registrant’s name into English)

Av. Roque Petroni Jr., no.1464, 6th floor – part, "B"building
04707-000 - São Paulo, SP
Federative Republic of Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

VIVO PARTICIPAÇÕES S.A.

TABLE OF CONTENTS

Item

1.	English translation of the minutes of the extraordinary shareholders’ meeting of Vivo dated April 27, 2011
2.	English translation of the joint notice to shareholders of Vivo and Telecomunicações de São Paulo S.A. – Telesp dated April 27, 2011

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIVO PARTICIPAÇÕES S.A.
Date:	April 29, 2011	By:	/S/ Cristiane Barretto Sales
			Name:	Cristiane Barretto Sales
			Title:	Investor Relations Officer

Item 1.

VIVO PARTICIPAÇÕES S.A. CNPJ/MF nº 02.558.074/0001-73 - NIRE 35.3.001.587.9-2 Publicly-held company with authorized capital

MINUTES OF THE EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING
HELD ON APRIL 27, 2011

Telesp and Vivo are Brazilian companies.  Information distributed in connection with the proposed share merger and the related shareholder vote is subject to Brazilian disclosure requirements that are different from those of the United States.
Any financial statements and financial information included herein is prepared in accordance with Brazilian accounting standards that may not be comparable to the financial statements or financial information of United States companies.It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws in respect of the share merger, since the companies are located in Brazil and substantially all of their officers and directors are residents of Brazil.  You may not be able to sue the companies or their officers or directors in a Brazilian court for violations of the U.S. securities laws.  Finally, it may be difficult to compel the companies and their affiliates to subject themselves to a U.S. court’s judgment.
You should be aware that the companies may purchase shares of the companies otherwise than under the share merger, such as in open market or privately negotiated purchases, at any time during the pendency of the proposed transaction.

1.           DATE, TIME AND PLACE: April 27, 2011, at 10:00 a.m., in the City of São Paulo, State of São Paulo, at Av. Roque Petroni Junior, No. 1464, ground floor, Auditorium, Morumbi, in accordance with the call notice.

2.           CALL NOTICE: Called by means of the Call Notice published in the Oficial Gazette of the State of São Paulo - Diário Oficial do Estado de São Paulo (Corporate Notebook- pages 71, 176 and 255, respectively) on March 26, 29 and 30, 2011, and in the newspaper “Valor Econômico” (pages B11, C8 e B10, respectively) on March 28, 29 and 30, 2011.

3.           AGENDA:

(a)  to analyze and resolve the terms and conditions of the Protocol of Merger and Instrument of Justification executed by the Managements of the Company and of the Brazilian holdings TBS Celular Participações Ltda., Portelcom Participações S.A. and PTelecom Brasil S.A. (jointly referred to as “Holdings BR”), which provides for the merger of the Holdings BR into the Company (“Holdings BR Merger Protocol”), as described in the material facts notices published on December 27, 2010 and on March 25, 2011 (“Notices of Material Fact”);

(b)  to ratify the retention, by the managers of the Company, of the specialized company Ernst & Young Terco Auditores Independentes SS., enrolled with CNPJ/MF under No. 61.366.936/0001-25, for the valuation of the respective net worth of Holdings BR to be merged by the Company;

(c)  to analyze and resolve about the terms and conditions of the draft of Protocol of Merger of Shares and Instrument of Justification, executed by the managements of Telecomunicações de São Paulo S.A. – Telesp (“Telesp”) and of the Company, in connection with the merger of the Company’s shares into Telesp, as described in the Notices of Material Fact;

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VIVO PARTICIPAÇÕES S.A. CNPJ/MF nº 02.558.074/0001-73 - NIRE 35.3.001.587.9-2 Publicly-held company with authorized capital

MINUTES OF THE EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING
HELD ON APRIL 27, 2011

(d) to ratify the retention, by the managers of the Company and of Telesp, of the specialized company Planconsult Planejamento e Consultoria Ltda., enrolled with CNPJ/MF under No. 51.163.748/0001-23 (“Planconsult”) to: (a) evaluate the net worth of the Company and of Telesp at market price, for purposes of the article 264 of the Act No. 6.404/76 (“Brazilian Corporations Law”); and (b) evaluate the Company’s shares for the purpose of setting forth the capital increase of Telesp;

(e) to ratify the retention, by the managers of the Company, of the specialized company Signatura Lazard Assessoria Financeira Ltda. enrolled with CNPJ/MF under No. 06.955.244/0001-04 (“Financial Advisor”), for the valuation of the net worth of the Company and of Telesp, for the purposes of giving support to the works of the Independent Special Committee established in the Company, in order to determine the exchange ratio under the terms of the Brazilian Securities Commission (“CVM”) Guidance Opinion No. 35/08;

(f) to analyze and resolve about the valuation reports mentioned in item (d) and in the report referred in the item (e) above;

(g) to determine the exchange ratio of the Company’s shares for new shares of Telesp to be issued, with the conversion of the Company into a wholly-owned subsidiary of Telesp, and the merger of the Company’s shares into Telesp.

4.           ATTENDANCE: Shareholders representing more than 96.66% of the capital stock of the Company with voting rights, as indicated by the signatures in the “Corporate Book of Shareholders’ Attendance”, being registered, also, the presence of the Vice President of Financial Planning and Control of the Company, Mrs. Cristiane Barretto Sales and of General Counsel and Secretary of the Company, Mr. Breno Rodrigo Pacheco de Oliveira. Also attending the meeting, in compliance with article 164 of Brazilian Corporations Law, Mr. Juarez Rosa da Silva - member of the Company’s Audit

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VIVO PARTICIPAÇÕES S.A. CNPJ/MF nº 02.558.074/0001-73 - NIRE 35.3.001.587.9-2 Publicly-held company with authorized capital

MINUTES OF THE EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING
HELD ON APRIL 27, 2011

Committee, as well as the representative of Ernst & Young Auditores Independentes, Mr. Drayton Teixeira Melo, the representatives of Signatura Lazard Assessoria Financeira Ltda., Mrs. Jean Pierre Zarouk, Carsten Seilen, and Ivan Rodarte, and the representative of Planconsult Planejamento e Consultoria Ltda., Mr. Edgar Victor Salem Junior, as well as the Board Members and Independent Special Committee members, Mrs. Antonio Gonçalves de Oliveira and Ignacio Aller Mallo; and the Independent Special Committee external legal counsel, Mr. Pedro Oliva Marcílio de Souza.

5.           CHAIRMAN AND SECRETARY: Breno Rodrigo Pacheco de Oliveira – Chairman of the meeting and Michelle Morkoski Landy – Secretary of the meeting.

6.           RESOLUTIONS:

At the beginning of the meeting, the Chairman clarified that the minutes of the shareholders’ meeting would be recorded as a summary of the events occurred therein, and would only contain a transcription of the resolutions taken thereby, as allowed by article 130, first paragraph, of the Brazilian Corporations Law. The Chairman informed that the documents or proposals, voting or dissent statements regarding the agenda should be presented in written to the Board of the meeting, which, for such purpose, would be represented by the Secretary of the meeting. Furthermore, the Chairman informed that the documents related to the agenda were available over the Board of the meeting and that such documents were made available to the shareholders, in compliance with CVM Instruction No. 319/99, since the disclosure of the transaction conditions, by means of the publication of the Material Facts Notices, dated of March 25, 2011.

The Chairman has also clarified that, as determined in the Board of Directors Meeting held on December 27, 2010, Independent Special Committees were created, in the Company and in Telesp, as advised by the Guidance Opinion No. 35/08 issued by CVM. The referred bodies have performed the attributions established in the mentioned Guidance Opinion, including the independent negotiation of the exchange ratio, jointly with the financial assistance of the company Signatura, hired by the

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VIVO PARTICIPAÇÕES S.A. CNPJ/MF nº 02.558.074/0001-73 - NIRE 35.3.001.587.9-2 Publicly-held company with authorized capital

MINUTES OF THE EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING
HELD ON APRIL 27, 2011

Company by indication of its Independent Special Committee. Signatura has prepared a valuation report (“Valuation Report”) of the Company and of Telesp, for purposes of suggesting an adequate interval of exchange ratios in order to give support to the negotiation of the terms of the transaction.

The Chairman has also informed that the Independent Special Committees of the Company and of Telesp, after an effective negotiation, have recommended the corporate restructuring (“Corporate Restructuring”) approval, having also suggested the adoption of the exchange ratio  provided in their recommendation letter, being such exchange ratio included in the interval indicated by the Financial Advisor in its Valuation Report.

Lastly, the Chairman has informed the attendants that the Corporate Restructuring proposed has been analyzed by the National Agency for Telecommunications (“Anatel”), having the referred body given prior consent for the implementation of the Corporate Restructuring involving the companies  in a meeting held on March 24, 2011, being such act duly published in the Official Daily Gorvenment Newspaper (Diário Oficial da União) dated of April 11, 2011 (Act No. 1.970, of April 1st, 2011).

The shareholders have analyzed the matters of the agenda and resolved:

6.1           to approve, unanimously, being registered that shareholder Tempo Capital has refrained from voting, the Protocol of Merger and Instrument of Justification, entered into by and between the Company and Holdings BR (“Holdings BR Merger Protocol”) (doc. 1), which sets forth the merger, by the Company, of the Holdings BR. The Holdings BR Merger Protocol sets forth the general terms and conditions of the intended merger, the transaction justifications and the evaluation criteria of the companies to be merged, with no calculation of exchange ratio of the corporate interest of the shareholders of the Holdings BR, since the main assets of Holdings BR are the Company’s shares. Therefore, as a result of their merger the shareholders of Holdings BR shall directly receive the shares of the Company that were previously held by the Holdings BR, in the same quantity, type and with the same rights of the shares formerly held by Holdings BR. Moreover, was stressed that the merger of the the

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VIVO PARTICIPAÇÕES S.A. CNPJ/MF nº 02.558.074/0001-73 - NIRE 35.3.001.587.9-2 Publicly-held company with authorized capital

MINUTES OF THE EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING
HELD ON APRIL 27, 2011

Holdings BR herein approved, shall not cause the capital increase of the Company, and therefore the current corporate interest of the Company’s shareholders will not be affected;

6.2           to ratify, unanimously, being registered that shareholder Tempo Capital has refrained from voting the retention by the Managers of the Company, of the specialized company Ernst & Young Terco Auditores Independentes SS, headquartered at Av. Presidente Juscelino Kubitschek, No. 1830, Torre I, 5th and 6th floors, São Paulo/SP, Zip Code 04543-900, enrolled with the CNPJ/MF under No. 61.366.936/0001-25 (“Ernst”), in order to evaluate the respective net worth of the Holdings BR to be merged into the Company; and to approve, unanimously, the valuation reports of Holdings BR net worth, valuated according to their respective book value, duly audit on December 31, 2010 (doc. 2), remaining approved the merger of the Holdings BR under the terms and conditions of the Holdings BR Merger Protocol.

6.3           to approve, unanimously, being registered that shareholder Tempo Capital has refrained from voting, the Protocol of Merger of Shares and Instrument of Justification, entered into by and between the Company and Telesp (“Protocol of Merger”) (doc. 3), which sets forth the merger by Telesp of the totality of shares of the Company. The Protocol of Merger sets forth the general terms and conditions of the intended merger, the transaction justifications, the evaluation criteria of the shares to be merged and the exchange ratio of the shares held by the Company’s shareholders for shares issued by Telesp, as proposed and agreed by the Managements of the Company and of Telesp in accordance with the recommendation of the Independent Special Committee established in the Company, as well as sets forth the exchange ratio of the Company for shares of Telesp, being both companies valuated in the same date, based on the net worth criteria at market price, under the terms of the article 264 of the Brazilian Corporations Law, as amended;

6.4           to ratify, unanimously, being registered that shareholder Tempo Capital has refrained from voting, the retention by the Managers of the Company, of the specialized company Planconsult Planejamento e Consultoria Ltda., enrolled with the CNPJ/MF under No. 51.163.748/0001-23

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VIVO PARTICIPAÇÕES S.A. CNPJ/MF nº 02.558.074/0001-73 - NIRE 35.3.001.587.9-2 Publicly-held company with authorized capital

MINUTES OF THE EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING
HELD ON APRIL 27, 2011

(“Planconsult”) to (i) evaluate, at market prices, the net worth of the Company and of Telesp, under the terms of the article 264 of the Brazilian Corporations Law; and (ii) evaluate the Company’s shares with the scope of determining the capital increase of Telesp (doc. 4);

6.5           to ratify, unanimously, being registered that shareholder Tempo Capital has refrained from voting, the retention by the Managers of the Company, and as indicated by the Independent Special Comittee, of the specialized company Signatura Lazard Assessoria Financeira Ltda., enrolled with the CNPJ/MF under No. 06.955.244/0001-04 (“Signatura Lazard” or “Finacial Advisor”), as financial advisor of the Independent Special Committee in relation to the merger of the shares issued by the Company and by Telesp and in such capacity, to prepare a Valuation Report for the Company and for Telesp with the purposes of suggesting an adequate interval of exchange ratios  used by the Company’s Independent Special Committee, to support the exchange ratios of the Company’s common and preferred shares for new shares of the respective type to be issued by Telesp, as well as to issue an opinion regarding  exchange ratios so established;

6.6           to approve, unanimously, being registered that shareholder Tempo Capital has refrained from voting, the valuation report based on the Company’s net worth, at market prices, prepared according to the base date of December 31, 2010, for purposes of calculating the exchange ratio resulting from the net worth criteria at market prices, under the terms of the article 264 of the Brazilian Corporations Law (“Net Worth at Market Prices Report”) (doc. 5), and the Valuation Report of the Company and of Telesp, prepared by Sigantura Lazard, for the purposes being used by the Independent Special Committee as a basis for the negotiation and determination of the exchange ratios of the Company’s common and preferred shares for new shares of the same type, to be issued by Telesp;

6.7           to approve, unanimously, being registered that shareholder Tempo Capital has refrained from voting, the valuation report of the Company’s shares to be merged by Telesp, based on their economic value, for purposes of determining Telesp’s capital increase, under the terms of the article 252 § 1th,

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VIVO PARTICIPAÇÕES S.A. CNPJ/MF nº 02.558.074/0001-73 - NIRE 35.3.001.587.9-2 Publicly-held company with authorized capital

MINUTES OF THE EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING
HELD ON APRIL 27, 2011

combined with the article 8th, both established in the Brazilian Corporations Law (“Capital Increase Report”);

It was informed that it was available over the Secretary’s table in compliance with article 264 of the Brazilian Corporations Law and, for purposes of comparing the exchange ratios established by the Board of Directors based on the recommendation of the Independent Special Committee, with the one resulting of the net worth criteria at market prices with base date established on December 31, 2010, calculated by Planconsult and provided in the reports of Telesp and of the Company, the information regarding the exchange ratios based on the net worth at market prices criteria, as stated in the in the Protocol of Merger, under the terms of the legal provision referred hereinabove.

6.8           In view of the exchange ratio proposed by the Company’s Board of Directors, according to the Company’s Independent Special Committee recommendation after the negotiations held between the Independent Special Committees of the Company and of Telesp, and according to the valuations performed by the respective financial advisors, duly examined by the attendants, the shareholders approved, by majority of the votes of the attendants the exchange ratio proposed, of one Company’s share for 1.55 shares of Telesp. It was also reinforced that Signatura Lazard has declared its understanding that, since the exchange ratio set forth by the Board of Directors of the Companies is within the exchange ratio range obtained from the values of the Companies resulting from the valuation report, such exchange ratio is, from a financial standpoint, fair for the non-controlling shareholders of Vivo Part.

The Company’s Managers were authorized to take the appropriate actions in order to allow the shareholders of the Companies whose shares are merged and that, pursuant to the exchange ratio, are entitled to fractions of shares issued by Telesp to receive, pro rata proportionally to their fractions, the net value of the grouped fractions of shares at market prices, obtained upon an auction (or auctions, if

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VIVO PARTICIPAÇÕES S.A. CNPJ/MF nº 02.558.074/0001-73 - NIRE 35.3.001.587.9-2 Publicly-held company with authorized capital

MINUTES OF THE EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING
HELD ON APRIL 27, 2011

the case may be), to be held at BM&FBOVESPA. Such payment to the shareholders shall be made within five (5) business days from the date when the last auction is held.

Finally, the Company’s managers were authorized to carry out all acts necessary to the formalization of the merger of shares of the Company into Telesp as approved herein, before any public entities and third parties, and especially the Telesp’s capital subscription under the terms of the article 252, second paragraph, of the Brazilian Corporations Law.

The receipt of a formal request for the insertion of an item for approval in the Agenda, presented by Tempo Capital, that was not accepted , being filed at the Company’s headquarters, is acknowledged.

As nothing else was left to be discussed, these minutes were read, approved and executed, and the shareholders legal representatives have acknowledged that it would be drawn up in the form of summary of the facts, as authorized by article 130, paragraph first, of Brazilian Corporation Law. It was also determined that, as authorized by article 130, paragraph second, of the referred Act, the publication of these minutes shall occur with the omission of the shareholders’ representatives signatures.

Signatures: Breno Rodrigo Pacheco de Oliveira – Chairman, Michelle Morkoski Landy – Secretary. TELEFÔNICA S.A.; PORTELCOM PARTICIPAÇÕES S.A.; TBS CELULAR PARTICIPAÇÕES LTDA.; SP TELECOMUNICAÇÕES HOLDING LTDA. - by proxy Breno Rodrigo Pacheco de Oliveira; FORD MOTOR COMPANY DEFINED BENEFIT MASTER; STATE OF CALIFORNIA PUBLIC EMPLOYEES RETIREMENT SYSTEM – by proxy: Daniel Ferreira; TEMPO CAPITAL PRINCIPAL FUNDO DE INVESTIMENTOS EM AÇÕES – pp: Gustavo Franco Pacheco e MANUEL NOGUEIRA LOIS.

This is a true certified copy of the original minutes of the Extraordinary Shareholders’ Meeting of Vivo Participações S.A., held on April 27, 2011, drawn up in the appropriate book.

Michelle Morkoski Landy
Secretary
OAB (Brazilian Bar Association) No. 178.637

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Item 2.

VIVO PARTICIPAÇÕES S.A.
Public Held Company with Authorized Capital
CNPJ MF 02.558.074/0001-73 - NIRE 35.3.001.587-92

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP
Public Held Company with Authorized Capital
CNPJ MF 02.558.157/0001-62 - NIRE 35.3.001.5881-4

Telesp and Vivo are Brazilian companies.  Information distributed in connection with the proposed share merger and the related shareholder vote is subject to Brazilian disclosure requirements that are different from those of the United States.
Any financial statements and financial information included herein is prepared in accordance with Brazilian accounting standards that may not be comparable to the financial statements or financial information of United States companies.It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws in respect of the share merger, since the companies are located in Brazil and substantially all of their officers and directors are residents of Brazil.  You may not be able to sue the companies or their officers or directors in a Brazilian court for violations of the U.S. securities laws.  Finally, it may be difficult to compel the companies and their affiliates to subject themselves to a U.S. court’s judgment.
You should be aware that the companies may purchase shares of the companies otherwise than under the share merger, such as in open market or privately negotiated purchases, at any time during the pendency of the proposed transaction.

Notice to Shareholders

The Managements of Vivo Participações S.A. (“Vivo Part.”) and of Telecomunicações de São Paulo S.A. –Telesp ("Telesp") (jointly referred to as “Companies”), announce that, on April 27, 2011, the respective general shareholders’ meetings of the Companies approved, the merger of shares of Vivo Part. into Telesp, that resulted in Vivo Part. becoming a wholly-owned subsidiary of Telesp (“Corporate Restructuring”), as described in the Notices of Material Fact dated as of December 27, 2010 and of March 25, 2011.

1. Withdrawal Rights. The holders of common and preferred shares of Telesp and of common shares of Vivo Part. that dissent from the merger of shares of Vivo Part. into Telesp are entitled to withdraw from the respective Companies upon the reimbursement of the shares of the respective Companies in which they were shareholders on December 27, 2010, the date of publication of the first Notice of Material Fact related to the transaction. The respective reimbursement amounts to be paid to the dissenting holders of common and preferred shares of Telesp, and to the holders of common shares of Vivo Part., calculated based on the net worth value of the shares, as stated in the balance sheet of each of the Companies, dated as of December 31, 2010, are the following: (i) the net worth amount per common or preferred share of Telesp is of R$ 23.06; and (ii) the net worth amount per common share of Vivo Part. is of R$ 25.30; because the exchange ratio value established in the Protocol of Merger is more favorable than that calculated based on the Companies’ net worth at market prices.

2. Withdrawal rights period.In view of the publication, on April 28, 2011, of the minutes of the general shareholders´ meetings of the Companies which approved the Corporate Restructuring, the right of withdrawal may be exercised by the shareholders referred in item 1 above that wish to do so, from April 28, 2011 until May 30, 2011.

The payment to the shareholders who exercise their withdrawal rights will be made on June 7, 2011.

3. Qualification terms and conditions. The holders of shares deposited at BM&FBOVESPA shall, if they wish to do so, exercise their withdrawal rights, through their custody agents.

VIVO PARTICIPAÇÕES S.A.
Public Held Company with Authorized Capital
CNPJ MF 02.558.074/0001-73 - NIRE 35.3.001.587-92

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP
Public Held Company with Authorized Capital
CNPJ MF 02.558.157/0001-62 - NIRE 35.3.001.5881-4

The shareholders of Vivo Part. and of Telesp that are in custody with BANCO BRADESCO S.A., the financial institution responsible for the custody of the book-entry shares of the Companies, shall exercise their withdrawal rights by filling a form of “Exercise of the Withdrawal Right” (“Exercício do Direito de Recesso”), available in any branch of such financial institution, within the bank’s business hours, and shall deliver certified copies of the following documents:

(i) INDIVIDUALS: CPF (Individual Taxpayer Register), RG (Identity Card) and updated address proof (02 months at most).

(ii) LEGAL ENTITIES: CNPJ (Legal Entities Taxpayers Register), Bylaws/Articles of Association and respective amendments, as well as the documents of its partners/legal representatives (appointment act, CPF, RG and address proof).

The shareholders who wish to be represented by attorneys in fact shall deliver, in addition to the documents mentioned herein above, the respective public power of attorney, which shall grant special powers to the attorney in fact authorizing him to express, on behalf of the grantor, the wish to exercise the withdrawal rights and request the reimbursement of the shares.

4. Trading of shares

After the end of the withdrawal rights period, if the Companies decide to maintain the Corporate Restructuring, as provided in the third paragraph of article 137 of Law 6,404/76 (such decision to be disclosed to the market), the trading of the Companies’ shares shall be performed as follows:

(a) the sale of shares of Vivo Part. by means of the banking agreement (convênio bancário) shall be suspended between June 6, 2011 (inclusive) and June 10, 2011 (inclusive);

(b) the assistance to the shareholders of Vivo Part. for the transfer of shares, sale of shares and blocking, shall be executed until June 7, 2011. As from June 8, 2011 the shares of these Companies shall only be traded with the trading code of Telesp: TLPP3 for the common shares and TLPP4 for the preferred shares;

(c) the blockings issued in favor of the shareholders of Vivo Part. shall be valid until June 10, 2011;

VIVO PARTICIPAÇÕES S.A.
Public Held Company with Authorized Capital
CNPJ MF 02.558.074/0001-73 - NIRE 35.3.001.587-92

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP
Public Held Company with Authorized Capital
CNPJ MF 02.558.157/0001-62 - NIRE 35.3.001.5881-4

(d) as provided for in item 2.3 of the Notice of Material Fact announced on March 25, 2011, for each common or preferred shares of Vivo Part., it shall be issued 1.55 shares of Telesp of the respective kind; and

(e) as from June 13, 2011, the sale of shares through banking agreement (convênio bancário), as well as the transfer of shares of Vivo Part. in the over-the-counter market, shall restart, already reflecting the shares of Telesp issued as a result of the merger of shares of Vivo Part. approved in the general shareholders’ meetings of April 27, 2011.

The fractional shares resulting from the calculation of the exchange ratio shall be separated, grouped in whole numbers and sold in one or subsequent auctions to be held at BM&FBOVESPA as from June 20, 2011, until the sale of the totality of such fractional shares.

Between April 28, 2011 and the last day for the trading of shares of Vivo Part. (June 7, 2011, inclusive), the holders of Vivo Part. shares may, at their sole discretion, acquire in the market as many shares issued by Vivo Part. as necessary to, after the conversion of Vivo Part. shares into Telesp shares, obtain a whole number of Telesp shares, without any fractions.

The amount resulting from the sale of fractions shall be kept available to the shareholders owners of such fractions at the Depositary Institution of book-entry shares of Telesp, Banco BRADESCO S.A., and the payment shall be done to the respective owners in any of its agencies, by means of a formal request. The amount corresponding to the fractions owned by shareholders who have shares deposited at BM&FBOVESPA shall be credited directly at BM&FBOVESPA, which will be responsible for transferring it to the shareholders through the custody agents.

São Paulo, April 27, 2011.

VIVO PARTICIPAÇÕES S.A.
Public Held Company with Authorized Capital
CNPJ MF 02.558.074/0001-73 - NIRE 35.3.001.587-92

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP
Public Held Company with Authorized Capital
CNPJ MF 02.558.157/0001-62 - NIRE 35.3.001.5881-4

Cristiane Barretto Sales Investor Relations Officer Vivo Participações S.A. VIVO – Investor Relations Tel: +55 11 7420-1172 Email: ri@vivo.com.br Information available: www.vivo.com.br/ri

Gilmar Roberto Pereira Camurra
Investor Relations Officer
Telecomunicações de São Paulo S.A. – Telesp
Telesp – Investor Relations
Tel: +55 11 3549 7200
Email: ri.telefonicabr@telefonica.com.br
Information available: www.telefonica.com.br